Exhibit (a)(1)(viii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated March 27, 2007 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Lehman Brothers Inc., the Dealer Manager, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

WebEx Communications, Inc.

at

$57.00 Net Per Share

by

Wonder Acquisition Corp.

a wholly-owned subsidiary

of

Cisco Systems, Inc.

Wonder Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Cisco Systems, Inc., a California corporation (“Cisco”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of WebEx Communications, Inc., a Delaware corporation (“WebEx”), at $57.00 per Share (the “Offer Price”), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 27, 2007 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, APRIL 23, 2007 (WHICH IS THE END OF THE DAY ON APRIL 23, 2007), UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire control of, and the entire equity interest in, WebEx. Pursuant to the Agreement and Plan of Merger, dated as of March 15, 2007, by and among the Purchaser, Cisco and WebEx (the “Merger Agreement”), as soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into WebEx, and WebEx will become a wholly-owned subsidiary of Cisco (the “Merger”).

The Board of Directors of WebEx has unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of WebEx’s stockholders that WebEx enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to WebEx’s stockholders and (iv) recommended that WebEx’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

The Offer is conditioned upon, among other things: (i) the condition (the “Minimum Condition”) that there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares which, together with the Shares then owned by the Purchaser, Cisco and its subsidiaries (if any), represents at least a majority of the outstanding Shares (determined on a fully-diluted basis for all outstanding stock options, stock appreciation rights, restricted stock units and any other rights to acquire Shares on the date of determination that can or will vest on or before September 28, 2007) and (ii) the expiration or termination of any waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the obtainment of any other approvals applicable to the purchase of Shares pursuant to the Offer under the antitrust, competition or merger control laws of Germany and Austria (or in lieu thereof under the European Community Merger Regulation), in each case without any condition or requirement calling for any Divestiture, as defined in the Offer to Purchase. For a complete description of conditions to the Offer, see Section 15—“Conditions of the Purchaser’s Obligations” of the Offer to Purchase.

If any of the conditions are not satisfied at or prior to April 23, 2007 (or any later date to which the Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the “Expiration Date”)), the Purchaser (a) will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), pay for Shares that are tendered in the Offer, and (b) may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any Shares that are tendered in the Offer. Cisco or the Purchaser may waive any of the conditions to the Offer, except for the Minimum Condition, which may be waived only with the prior written consent of WebEx.

Subject to the parties’ right to terminate the Merger Agreement if the Purchaser has not purchased the Shares pursuant to the Offer on or before September 28, 2007 and the parties’ rights otherwise to terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement, the Offer shall be extended by the Purchaser in the event that any of the conditions to the Offer are not satisfied or waived as of any then-scheduled Expiration Date. In this event, the Purchaser is obligated to extend the Offer for successive extension periods of not more than ten business days each. However, in no event is the Purchaser obligated to extend the Offer beyond September 28, 2007. Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived and the Purchaser has accepted for payment all shares tendered in the Offer, the Purchaser, subject to certain conditions, may extend the Offer for a subsequent offering period (a “Subsequent Offering Period”) of between three (3) and twenty (20) business days to permit additional tenders of Shares. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice to Computershare Trust Company (the “Depositary”) of the Purchaser’s acceptance for payment of the tenders of such Shares. Payment for the Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company), (ii) a properly completed and duly executed Letter of Transmittal, and (iii) any other required documents. Under no circumstances will interest be paid on the purchase price of Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time (i) prior to the Expiration Date, and (ii) unless previously accepted for payment as provided herein, after May 26, 2007; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal also must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a complete description of the material U.S. federal income tax consequences of the Offer and the Merger, see Section 5—“Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

WebEx provided the Purchaser with WebEx’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and related documents will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact Computershare Trust Company, the Depositary for the Offer, at (800) 254-5194.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

Georgeson {LOGO} 17 State Street, 10th Floor New York, NY 10004 Banks and Brokers Call: (212) 440-9800 All Others Call Toll Free: (888) 264-7052 Telephone: (212) 526-7850 Toll Free: (888) 610-5877	Lehman Brothers Inc. 745 Seventh Avenue 2nd Floor New York, NY 10019 Attention: Corporate Services Desk

The Depositary for the Offer is:

Computershare {LOGO}

P.O. Box 859208

Braintree, MA 02185

Attention: Corporate Actions Department

Toll Free: (800) 254-5194

March 27, 2007

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